VANC Pharmaceuticals Provides Update
on Hema-Fer Marketing Status

July 28, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, provides an update on the marketing status of one of our OTC products, Hema-Fer.

Hema-Fer is an iron supplement having a source of iron of Heme iron polypeptide, approved by Health Canada under NPN (natural product number) 80065873. VANC has been marketing this product since January 2016 and has established a brand presence in the market place. In the recent past, Health Canada has approached us to seek approval for heme iron source products under a class-III (non-traditional) application. This regulatory change has nothing to do with safety and efficacy of an individual product such as VANC’s Hema-Fer.  It is a straight forward re-categorization of registration.

In order to meet the new Health Canada regulations, VANC has submitted a class-III application for Hema-Fer in April-2017, and approval is expected soon under this category (standard processing time 180 days). Meanwhile, Health Canada requested us to voluntarily suspend the existing NPN number of Hema-Fer and we have since complied. A decision regarding existing inventory is under review with Health Canada.

We are disclosing this information to our customers and consumers to assure them that VANC still intends to continue to manufacture and market Hema-Fer with the same formula and quality standards as soon as the new NPN number arrives.  VANC has not received any negative remarks from Health Canada about the quality of Hema-Fer.  VANC has voluntarily supported this process and we continue to extend our support to Health Canada for the implementation of best regulations for the health of Canadians.

“We are confident that we will receive a new NPN for Hema-Fer within a short period of time and continue to market this product. Health Canada has agreed to expedite the application.  This will not deviate us from any of our long-term commitments. It is part of the system and process and we are committed to follow the regulations and law in Canada,” said Mr. Bob Rai, CEO.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharmc.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.